Exhibit 99.1

Legend Biotech Announces Notification of Delinquency from The Nasdaq Stock Market LLC

SOMERSET, N.J.--(BUSINESS WIRE)--January 9, 2023--Legend Biotech Corporation (“Legend Biotech” or the “Company”) (NASDAQ: LEGN), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, announced today that it received a notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on January 6, 2023 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (the “Listing Rules”) due to the Company’s failure to file an interim balance sheet and income statement as of and for the quarter ended June 30, 2022 on Form 6-K with the Securities and Exchange Commission (“SEC”) . Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the quarter ended June 30, 2022, or December 31, 2022 (the “Due Date”). As of the date of this press release, the Company has not yet filed the required Form 6-K. This delay in filing such Form 6-K has resulted from the Company’s planned restatement of its audited financial statements as of and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and unaudited interim financial information for the three months ended March 31, 2022, as previously reported by the Company on its Form 6-K dated October 20, 2022.

The Notice has no immediate effect on the listing of the Company’s American Depositary Shares. Pursuant to the Notice, the Company has 60 days from the date of the Notice, or until March 7, 2023, to submit a proposal to regain compliance with the Listing Rules. If Nasdaq accepts the Company’s proposal, Nasdaq may grant the Company an extension of up to 180 calendar days from the Due Date, or until June 29, 2023, to regain compliance with the Listing Rules. The Company intends to fully comply with the time period afforded in the Notice and is actively working on its proposal to regain compliance with the Listing Rules.

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s restatement of its audited and unaudited financial statements, the Company’s filing with the SEC under a Form 6-K of an interim balance sheet and income statement as of and for the quarter ended June 30, 2022, and measures to comply with the Listing Rules. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC, as well as in the Company’s other filings with the SEC. These statements are based on current expectations on the date of this press release and involve a number of risks and uncertainties that may cause actual results to differ significantly from these statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Contacts

Investor:
Joanne Choi, Senior Manager, Investor Relations, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager, Investor Relations, Legend Biotech
crystal.chen@legendbiotech.com

Press:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025